September 29, 2015

VIA EDGAR

Mr. Kevin Kuhar, Accounting Branch Chief

Ms. Tara Harkins, Staff Accountant

Mr. Jay Webb, Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Vimicro International Corporation
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-34225

Dear Mr. Kuhar, Ms. Harkins and Mr. Webb:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 1, 2015, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”) of Vimicro International Corporation (together with its subsidiaries, the “Company”).

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type and are immediately followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year ended December 31, 2014

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-10

Investment in an equity investee, page F-11

1.	You disclose that, “[w]hen the investment in an equity investee is reduced to zero, elimination of intra-entity profits will be recognized in deferred income from equity investee.” Please tell us how this complies with the guidance in FASB ASC 323.

The Company will clarify this disclosure in future filings by replacing it with the following:

“[w]hen the investment in an equity investee is reduced to zero and when the Company has a credit balance of its equity method investment in an equity investee after eliminating unrealized intra-entity profits at year-end, such credit balance will be reported in deferred income from equity investee by further eliminating unrealized intra-entity profits.”

The Company respectfully advises the Staff that in 2014, the Company recognized revenues totaling $56 million for its sales to its equity method investment entity, Zhongtianxin Science and Technology Co., Ltd. (“Zhongtianxin), which represented more than 50% of the total revenues of the Company for that year. These sales primarily consisted of sales of the Company’s video surveillance products and solutions to Zhongtianxin, which were used in Zhongtianxin’s video surveillance projects for government entity customers. The Company recognizes revenue in accordance with ASC 605 – Revenue Recognition for such sales of inventory to Zhongtianxin when the earnings process has been completed and all revenue recognition criteria has been met, including persuasive evidence that an arrangement exists, the delivery of products and/or services is complete, the transfer of title has occurred, the selling price is both fixed and determinable and collectability is reasonably assured, which generally occurs upon customer acceptance. In the case of sales to Zhongtianxin, this occurs when Zhongtianxin acknowledges receipt of the goods that the Company has delivered in accordance with written contract with Zhongtianxin and confirms that the hardware meets vendor-specific criteria.

Zhongtianxin is engaged by certain government entities to develop large-scale video surveillance projects. Such projects usually have several phases that take substantial time to complete. The development and delivery schedules of such projects depend on local government funding and policies. Zhongtianxin also follows the guidance in ASC 605 and recognizes revenue from these projects when the earnings process has been completed, all revenue recognition criteria has been met, persuasive evidence for an arrangement exists, delivery of products and/or services and transfer of title has occurred, the selling price is both fixed and determinable and collectability is reasonably assured. For Zhongtianxin, generally this occurs when the earnings process has been completed in accordance with the contracts, and certain milestones or phases of a project are achieved or completed and such achievement or completion of milestones or phases of the project have been acknowledged or accepted by the government entity customers. Therefore, the point in time at which Zhongtianxin recognizes revenue from a government project typically lags substantially behind the point in time at which the Company recognizes revenues from the sale of video surveillance products to Zhongtianxin, which are used in Zhongtianxin’s government projects. The differences in the points in time when revenues with respect to the same video surveillance products were recognized by Zhongtianxin and by the Company, respectively, created significant unrealized intra-entity profits in the amount of $16.384 million relating to sales to Zhongtianxin by the Company in the amount of $58.978 million, which have not been realized through Zhongtianxin’s transactions with third parties as of December 31, 2014.

The Company considered the guidance in ASC 323-10, Investments – equity method and joint ventures, to account for its equity method investment in Zhongtianxin. Under ASC 323-10-35-4, investors recognize their share of the earnings or losses of an investee in the periods for which they are reported and adjust the carrying amount of the investment. ASC 323-10-35-5 notes, in part, that “the amount of the adjustment of the carrying amount shall be included in the determination of net income by the investor, and such amount shall reflect adjustments similar to those made in preparing consolidated statements including…(a) Intra-entity profits and losses. Adjustments to eliminate intra-entity profits and losses. (b) Basis differences. Adjustments to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of investment. (c) Investee capital transactions. Adjustments to reflect the investor's share of changes in the investee's capital…”

Further, the Company specifically considered the guidance in ASC 323-10-35, Subsequent measurement, to account for the intra-entity profit and loss from that investment. Specifically, ASC 323-10-35-7 states, in part, that, “Intra-entity profits and losses shall be eliminated until realized by the investor or investee as if the investee were consolidated. Specifically, intra-entity profits or losses on assets still remaining with an investor or investee shall be eliminated, giving effect to any income taxes on the intra-entity transactions…” In the preparation of the consolidated financial statements for the year ended December 31, 2014, and in accordance with the above guidance, the Company eliminated all of the unrealized intra-entity profits related to the Zhongtianxin equity method investment by deducting the Company’s share of unrealized intra-entity profit from the carrying amount of the equity method investment in Zhongtianxin. As the amount of unrealized intra-entity profits at the end of 2014 was greater than the unadjusted carrying amount (after eliminating those unrealized intra-entity profits) of the equity method investment, the balance of this equity method investment was a credit balance of ($6.184 million) as of December 31, 2014.

Additionally, the Company noted the illustration in ASC 323-10-55-28, Example 3: Elimination of Intra-entity Profit, Case A, Investor Sells Inventory Downstream to Investee, which indicates that, “The elimination of intra-entity profit might be reflected in the investor's balance sheet in various ways. The income statement and balance sheet presentations will depend on what is the most meaningful in the circumstances.” The Company concluded that based on the above facts and circumstances, the credit balance of this equity method investment after eliminating unrealized intra-entity profits should be reported in deferred income from equity investee to more accurately reflect the substance of these downstream transactions from the Company to Zhongtianxin as the unrealized intra-entity profit will ultimately be realized by Zhongtianxin and therefore by the Company as well. Also, had these eliminations not been performed under the guidance in ASC 323, the Company’s share of intra-company profit would remain in and would have resulted in overstated income in the Statement of Comprehensive Income for the year ended December 31, 2014.

2.	Tell us what the line items “Accumulated gain on equity investment” and “Deferred gross profit on equity investment” as presented on the table on page F-11 represent and show us how the amounts were calculated.

Accumulated gain on equity investment

The line item “Accumulated gain on equity investment”, as presented on the table on page F-11 of the Company’s Form 20-F, represents the Company’s accumulated share of Zhongtianxin‘s net profit after (i) adjustments for basis differences between the Company’s cost and the underlying equity in net assets of Zhongtianxin and (ii) elimination of unrealized intra-entity profits or losses on upstream transactions where Zhongtianxin sells to the Company.

(i) Adjustments for basis differences between the Company’s cost and the underlying equity in net assets of Zhongtianxin

The Company contributed certain intellectual property (“Contributed IP”) with a fair value of $11.809 million, as determined by a third party appraiser, to Zhongtianxin as part of its investment during the year ended December 31, 2013. The Contributed IP consisted mainly of patented technology used in manufacturing SVAC-based security surveillance products and in related video sensing and intelligence surveillance applications developed by the Company. As required by ASC 730-10-25-1, all historical research and development expenditures incurred to develop the Contributed IP had been fully expensed in the Company’s historical consolidated statements of comprehensive income (loss). As a result, the carrying amount of the Contributed IP was nil. The Company considered the guidance in ASC 323-10-30-2, which requires that the Company measure its equity method investment in the common stock of Zhongtianxin related to the Contributed IP initially at cost, which was nil, in accordance with the guidance in ASC 805-50-30. The Company also made cash investments of $4.439 million and $0.468 million in Zhongtianxin for the years ended December 31, 2012 and 2013, respectively, which were accounted for at cost.

Zhongtianxin used the fair value method to record the Contributed IP initially as intangible assets, in accordance with the guidance in ASC 805-50-30-2, and accounts for the amortization of such assets using the straight-line method, with no residual value. Zhongtianxin estimated the useful lives of such intangible assets to be 10 years from the date when the assets were contributed from the Company to Zhongtianxin. As of December 31, 2014, the Contributed IP is carried at the original value recorded less accumulated amortization.

Under ASC 740-30-25-15, “…investment in common stock shall be accounted for by the equity method, the investor shall recognize income taxes on its share of current earnings of the investee entity in accordance with the provisions of Subtopic 740-10.” According to ASC 740-10- 05-9 and as indicated in paragraph 740-10-25-30, “certain basis differences may not result in taxable or deductible amounts in future years when the related asset or liability for financial reporting is recovered or settled and, therefore, may not be temporary differences for which a deferred tax liability or asset is recognized.” Further, ASC 740-10-25-3 notes, in part, that a deferred tax liability is not recognized for an excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary that is essentially permanent in duration. The Company considers the tax basis difference over the Contributed IP to be a permanent basis difference which exists in the net income due to the amortization recognized by Zhongtianxin for the year ended December 31, 2014. When the Company calculated its share of Zhongtianxin‘s net profit, the amortization of the Contributed IP was an additional adjustment factor to reflect the basis difference.

(ii) Elimination of unrealized intra-entity profits or losses on upstream transactions where Zhongtianxin sells to the Company

In 2013 and 2014, the Company purchased video surveillance inventory from Zhongtianxin, which Zhongtianxin had purchased from third parties, in the amounts of $3.7 million and $1.4 million, respectively, to meet certain of the Company’s customers’ requirements for their video surveillance projects, as Zhongtianxin happened to have the specific equipment needed by such customer at that time. Video surveillance projects carried out by the Company are independent from those carried out by Zhongtianxin. As of the end of 2014, a portion of that inventory in the amount of $3.85 million had not been sold to third parties and remained in the Company’s inventory balance at December 31, 2014, including an accumulated unrealized intra-entity profit of $0.437 million. As of the end of 2013, the accumulated unrealized intra-entity profit was approximately $0.580 million, so the Company reversed $0.143 million of the elimination of unrealized intra-entity profit, caused by the intra-entity profit newly realized by sales to the third parties. The corresponding amount of inventory is also accounted for in the Company’s inventories. As noted in the third paragraph of the Response to the Comment No.1 above, the Company considered the guidance in ASC 323-10-35, to account for the intra-entity profit and losses and eliminated the unrealized intra-entity profits by reducing the Company’s share of equity method earnings and the value of the inventories purchased from Zhongtianxin by the amount of $0.143 million, respectively.

(iii) Calculation of the line item “Accumulated gain on equity investment”

In accordance with the above, the following table indicates the calculation of the line item “Accumulated gain on equity investment” as of December 31, 2014:

in USD'000		For the year ended December 31, 2014
Net Income of Zhongtianxin	a	5,517	Reference Exhibit 15.4 Pg. F-3
Amortization of intangible assets (contributed IP)	b	1,173	Reference Exhibit 15.4 Pg. F-5
	c=a+b	6,690
The Company's share of Zhongtianxin's adjusted Net Income	d=c*51%	3,412
Effect of unrealized upstream transaction profit	e	(143)
Exchange gain	f	3
Equity in gain of an equity investee, net of tax	g=d-e-f	3,552	Reference Pg. F-4
Beginning balance of accumulated gain on equity investment	h	1,876	Reference Pg. F-11-Note 2
Exchange loss	i	(131)
Accumulated gain on equity investment	j=g+h+i	5,297	Reference Pg. F-11-Note 2

Deferred gross profit on equity investment

The line item “Deferred gross profit on equity investment”, as presented on the table on page F-11 of the Company’s Form 20-F, represents the amount of the equity method investment resulting from the elimination of unrealized intra-entity profits of downstream transactions from the Company to Zhongtianxin as of December 31, 2014. The Company considered the guidance in ASC 323-10-35 to account for the intra-entity profit and losses and the equity method investment in Zhongtianxin. In the preparation of the consolidated financial statements of the Company for the year ended December 31, 2014, the Company eliminated the unrealized intra-entity profits by reducing the Company’s share of unrealized intra-entity profit recognized and the amount of equity method investment in Zhongtianxin.

The following calculation was used to determine the line item “Deferred gross profit on equity investment” as of December 31, 2014:

in USD'000		As of December 31, 2014
Accumulated revenue of unrealized downstream transactions	a	58,978
Accumulated cost of unrealized downstream transactions	b	26,902
Elimination of the Company's share of unrealized revenue	c=a*51%	30,079
Elimination of the Company's share of unrealized cost	d=b*51%	13,720
Exchange loss	e	(25)
Elimination of the Company's equity method investment (Deferred gross profit on equity investment)	f=c-d-e	16,384	Reference Pg. F-11-Note 2

3.	Please reconcile for us your share of Zhongtianxin’s equity as of December 31, 2014 and your share of Zhongtianxin’s 2014 net income, as reported in Exhibit 15.4, to the amounts presented on your December 31, 2014 balance sheet as your equity method investment in Zhongtianxin and the 2014 equity in gain of an equity investee, net of tax, recorded on your consolidated statement of comprehensive income. Describe each reconciling item identified and cite the accounting guidance you believe supports.

Reconciliation between the Company’s share of Zhongtianxin’s equity and the amount of Company’s equity method investment in Zhongtianxin as of December 31, 2014

The difference in basis between the Company’s cost of equity method investment and the Company’s share of underlying equity in the net assets of Zhongtianxin is due to the differences between (i) the cost of Contributed IP to the Company in the amount of nil, and (ii) the fair value of the Contributed IP in the amount of $11.809 million, as determined by a third party appraiser, which was recognized by Zhongtianxin at the time of the Company’s contribution. The Company initially measured this investment in the common stock of Zhongtianxin related to the Contributed IP at cost, which was nil, in accordance with the guidance in ASC 805-50-30. The Company also made cash investments of $4.439 and $0.468 million in Zhongtianxin for the years ended December 31, 2012 and 2013, which were accounted for at cost. Zhongtianxin measured the Contributed IP at fair value, initially in an amount of $11.809 million as determined by a third party appraiser, in accordance with the guidance in ASC 805-50-30-2.

Please refer to the following reconciliation table of the basis difference shown above:

IN USD'000		As of December 31, 2014
Zhongtianxin's Paid-in equity contributed by the Company	a	7,827+319=8,146 Reference Exhibit 15.4, Note 11
Zhongtianxin's additional paid-in capital contributed by the Company	b	7,941+323=8,264 Reference Exhibit 15.4, Note 12
Total Zhongtianxin’s Equity contributed by the Company	c=(a+b)	16,410
Less Contributed IPs (initial measurement by Zhongtianxin) recorded at nil by the Company	d	11,809 Reference Pg. F-11, Note 2
The adjusted Company's share of Zhongtianxin's equity	e=c-d	4,601
The Company's investment in original cost	f	4,903 Reference Pg. F-11-Note2
Consisting of: Cash investment cost		4,903
IPs contribution cost		-
Exchange loss	g	(302)
Difference:	h=g-f-e	-

Reconciliation of the Company’s share of Zhongtianxin’s 2014 net income and the Company’s 2014 equity in gain of investee (Zhongtianxin), net of tax

Because the Company had a nil basis for the Contributed IP and Zhongtianxin recorded the fair value of the Contributed IP, as noted in the Company’s response to the Staff’s Comment No. 2 above, a basis difference exists in the net income of Zhongtianxin due to the amortization recorded by Zhongtianxin related to that Contributed IP for the year ended December 31, 2014. When the Company calculated its share of Zhongtianxin‘s net income, the amortization of the Contributed IP, which is a permanent difference as noted in the Company’s response to Comment No. 2 above, is an adjustment to net income to reflect the permanent basis difference.

The Company considered the guidance in ASC 323-10-35, to account for the intra-entity profit and losses and eliminated the unrealized intra-entity profits by reducing the Company’s share of equity method earnings and the value of the inventories purchased from Zhongtianxin. As noted above, ASC 353-10-35-7 states, in part, that, “Intra-entity profits and losses shall be eliminated until realized by the investor or investee as if the investee were consolidated. Specifically, intra-entity profits or losses on assets still remaining with an investor or investee shall be eliminated, giving effect to any income taxes on the intra-entity transactions.…”

Additionally, as noted in more detail above in the Company’s response to the Staff’s Comment No. 2, according to ASC 740-10- 05-9 and as indicated in paragraph 740-10-25-30, “certain basis differences may not result in taxable or deductible amounts in future years when the related asset or liability for financial reporting is recovered or settled and, therefore, may not be temporary differences for which a deferred tax liability or asset is recognized.” Since a deferred tax liability is not recognized under the guidance in ASC 740-30-25-9 for a permanent basis difference, which, in our case, is an excess of the amount for financial reporting over the tax basis of an investment in a subsidiary that is not a temporary difference in nature, the Company adjusted the tax basis difference caused by the amortization of the Contributed IP in its share of Zhongtianxin’s net income for the year ended December 31, 2014.

in USD'000		For the year ended December 31,2014
Net income of Zhongtianxin	a	5,517	Reference Exhibit 15.4 Pg. F-5
Amortization of intangible assets (Contributed IP)	b	1,173	Reference Exhibit 15.4 Pg. F-5
	c=a+b	6,690
The Company's share of Zhongtianxin's adjusted net income	d=c*51%	3,412
Effect of unrealized upstream transaction profit net of tax	e	(143)
Exchange gain	f	3
Equity in gain of an equity investee, net of tax	g=d-e-f	3,552	Reference Pg. F-4

Note 17. Related Party Transactions, page F-44

4. We note that, as of December 31, 2014, you held a $100.9 million related party receivable from your equity investee Zhongtianxin. Please address the following:

•	Describe to us in detail the nature of this related party receivable and tell us how the accounting for this receivable is consistent with the guidance in FASB ASC 323.
•	Tell us how you have assessed collectability of this receivable. On page 94, you disclose that your payments in 2014 and those you expect to receive in 2015 mainly come from the installments paid by Zhongtianxin’s customers. However, we note from Exhibit 15.4 that accounts receivables reported on Zhongtianxin’s December 31, 2014 balance sheet were significantly less than the amounts due to you. Tell us how you considered that fact in your assessment.

Nature of this related party receivable and how the accounting for this receivable is consistent with the guidance in FASB ASC 323

As of December 31, 2014, the amount due to the Company from Zhongtianxin totaled $100.9 million. This outstanding amount primarily consists of trade accounts receivable from the sale of the Company’s video surveillance products and solutions to Zhongtianxin, which were used in Zhongtianxin’s video surveillance projects for government entity customers.

ASC 323-10-35-19 notes that “an investor's share of losses of an investee may equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor. An equity method investor shall continue to report losses up to the investor's investment carrying amount, including any additional financial support made or committed to by the investor. Additional financial support made or committed to by the investor may take the form of any of the following: a. Capital contributions to the investee, b. Investments in additional common stock of the investee, c. Investments in preferred stock of the investee, d. Loans to the investee, e. Investments in debt securities (including mandatorily redeemable preferred stock) of the investee, f. Advances to the investee.” Additional guidance analogous to providing for amounts to be recognized subsequent to reducing the carrying amount of the investor’s investment to zero is noted in ASC 323-10-35-21, which states “An investor shall, however, provide for additional losses if the imminent return to profitable operations by an investee appears to be assured. For example, a material, nonrecurring loss of an isolated nature may reduce an investment below zero even though the underlying profitable operating pattern of an investee is unimpaired.”

 "

The Company considers the transactions that give rise to the $100.9 million in related party receivable to be normal sales transactions conducted in the ordinary course of business with a related party. The Company notes that no specific guidance is provided under ASC 323 regarding related party trade receivables with an equity method investee conducted in the ordinary course of business.

The Company considered the guidance in ASC 850 - Related Party Disclosures, which note, in part, that “[t]ransactions between related parties commonly occur in the normal course of business…” Under ASC 850-10-15-4, the requirements of the Related Party Disclosures Topic are applicable to separate financial statements of each or combined groups and include subsidiaries and a 50-percent-or-less owned investee, which can include equity method investments. The Company respectfully advises the Staff that it has provided the disclosures required under ASC 850 related to this related party receivable and other transactions with Zhongtianxin in Footnote 17 on pages F-44 through F-46 of the Company’s Form 20-F.

Collectability of this receivable

As noted above, the Company recognizes revenue from the sales of products and rendering of services when the earnings process has been completed and all revenue recognition criteria has been met, specifically; persuasive evidence for an arrangement exists, delivery of products and/or services and transfer of title has occurred, the selling price is both fixed and determinable and collectability is reasonably assured, as prescribed by ASC 605, Revenue recognition. Generally, for the sales to Zhongtianxin, the Company recognizes revenue when the revenue recognition criteria have been met, including delivery of the goods, and Zhongtianxin’s acceptance is obtained, which occurs when Zhongtianxin has acknowledged receipt of goods and the hardware meets their vendor-specific criteria. Zhongtianxin also follows the guidance in ASC 605 and usually recognizes its own revenue when the revenue recognition criteria have been met, the earnings process has been completed in accordance with the contracts, and certain or all of the milestones or phases of a project are met and such milestones/phases of the project have been accepted by the government entity customers. Almost all of Zhongtianxin’s customers are government entities and those customers’ projects usually have several phases that take substantial time to complete. The development and delivery schedules of such projects also depend on local government funding and policies. Before those projects have been completed and accepted by those government entities, Zhongtianxin records the inventories purchased from the Company as inventory (goods-in-transit). That inventory purchased primarily is based on the needs of those government projects, which were delivered to or were in the process of being delivered to customers’ sites. As of December 31, 2014, the inventory and accounts receivable (“AR”) of Zhongtianxin were about $71.4 million and 50.1 million, respectively. These two together totaled $120.5 million, 20% in excess of 100.9 million. The inventory of $71.4 million relates to the cost of inventory for sales which have not been realized as the goods were in transit. Once those sales were realized and recognized, the AR resulting from those sales was of an amount higher than the cost of the inventory, with AR/cost of the inventory for the goods in transit estimated at approximately $95 million.

As described before, since most of the customers of Zhongtianxin are government entities, they almost never default despite having a lengthy payment cycle. Based on industry practice and the Company’s experience, government entity customers almost always pay their debts in full even though AR due from them age significantly. As shown by historical data, Zhongtianxin’s customers rarely default on their debts and Zhongtianxin had not written off any significant amount of AR. Although the accounts receivable reported on Zhongtianxin’s December 31, 2014 balance sheet were less than the amounts due to the Company, the Company noted that Zhongtianxin’s net working capital was approximately $8.8 million and Zhongtianxin had positive net assets of around $41.4 million as of December 31, 2014. Further, the Company considered that because Zhongtianxin’s deferred government grant – non-current liability of $19.683 million will be recognized as income in future years, Zhongtianxin’s adjusted net working capital was $28.483 million. Since the Company is an important shareholder of Zhongtianxin, it normally pays the Company promptly when it receives payments from its government entity customers. Therefore, based on these facts, Zhongtianxin’s strong net working capital and sufficient net assets, industry practice and historical data, the Company believes Zhongtianxin has the ability and willingness to pay the accounts payable due to the Company. The Company firmly believes that the accounts receivable due from Zhongtianxin is collectible.

5. Further, based on the information disclosed on page F-45 and F-48 it appears that more than 50% of your 2014 revenues were derived from sales to your equity investee Zhongtianxin. While we note the disclosure on page F-11 that you eliminate intra-entity profits or losses on assets still remaining on the books of the investor at year-end, please tell us how you determined the appropriate amount of revenues and related costs of revenues to record from sales to Zhongtianxin in each of the reported periods. Please explain to us how your accounting complies with FASB ASC 323.

As noted above, the Company considered the guidance in ASC 323-10-35, Intra-entity profits and losses, to account for the intra-entity profit and losses and equity method investment. Specifically, ASC 323-10-35-7 states that, “Intra-entity profits and losses shall be eliminated until realized by the investor or investee as if the investee were consolidated. Specifically, intra-entity profits or losses on assets still remaining with an investor or investee shall be eliminated, giving effect to any income taxes on the intra-entity transactions.” During the preparation of the consolidated financial statements, the Company specifically confirmed sales amounts with Zhongtianxin to understand which sales items represent unrealized intra-entity profits and eliminated the unrealized intra-entity profits by reducing the Company’s share of unrealized intra-entity revenues and the related cost of those revenues to offset the equity method investment. The amount of unrealized intra-entity profit eliminated for each period is calculated based on the following formula; the unrealized intra-entity profit eliminated in the current period is equal to the accumulated unrealized intra-entity profit at the end of current period minus the accumulated unrealized intra-entity profit of last period. The calculation of the unrealized intra-entity revenue and the related cost of revenues and elimination amounts as of December 31, 2014, are shown in the table below:

in USD'000		For the year ended December 31, 2013	For the year ended December 31, 2014
Accumulated revenue of unrealized downstream transactions	a	11,425	58,978
Accumulated cost of unrealized downstream transactions	b	7,509	26,902
Elimination of the Company's share of unrealized revenue	c=a*51%	5,827	30,079
Elimination of the Company's share of unrealized cost	d=b*51%	3,830	13,720
Exchange differences	e	6	25
Deferred gross profit on equity investment	f=a-b+e	2,003	16,384	Reference Pg. F-11-Note2

Note 22. Commitments and Contingencies, page F-50

6. We see from disclosures on pages 17 and F-51 that you are constructing buildings and facilities for your own video surveillance solutions businesses and that you intend to sell the remaining portions of these buildings and facilities to third parties. Please revise your future filings to disclose how you are accounting for these real estate sale transactions.

The Company respectfully agrees that the revision of future filings for the disclosure of these future transactions is appropriate.  In accordance with our policy over long-lived assets held for sale as noted in Footnote 2 to the financial statements as of December 31, 2014, the Company will revise the future filings to show the reclassification of property, plant and equipment to Assets Held for Sale, presented separately, in the consolidated balance sheet and in the accompanying footnotes relating to the portion of buildings and facilities that are going to be sold to third parties. The Company respectfully advises the Staff that the statement noted in the second paragraph in our policy over long-lived assets held for sale is correct because there was no long-lived asset or disposal group designated as held for sale as of December 31, 2014. As a result, these disclosures were not made as of December 31, 2014. In accordance with our policy, these assets to be classified as held for sale will be measured at the lower of its carrying amount or fair value less cost to sell and the asset group will not be depreciated (amortized) while it is classified as held for sale. Interest and other expense attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

In addition, in accordance with ASC 205-20-50-1, the Company will disclose the following in the notes to financial statements, as appropriate, in the periods in which a long-lived asset (disposal group) either has been sold or is classified as held for sale:

“a.  A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group

b.  The gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5 and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss

c.  If applicable, amounts of revenue and pretax profit or loss reported in discontinued operations

d.  If applicable, the segment in which the long-lived asset (disposal group) is reported under Topic 280.”

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;
•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to such filings; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Form 20-F or the Company’s other filings, please feel free to contact me by phone at +86 10 6894-8888.

Very truly yours,

Vimicro International Corporation

By: /s/ Jinming (Jimmy) Dong

Name: Jinming (Jimmy) Dong

Title: Chief Controller

cc:	Peter Li, Chief Financial Officer of Vimicro International Corporation
Simon Leung, Grant Thornton
Benjamin Su, Esq., Kirkland & Ellis